 Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 5, 2022

Relating to Preliminary Prospectus Supplement dated December 5, 2022 and

Prospectus dated July 7, 2021

Registration No. 333-256366

Saratoga Investment Corp.

8.125% Notes Due 2027

Final Pricing Term Sheet

December 5, 2022

The following sets forth the final terms of the 8.125% Notes due 2027 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated December 5, 2022, together with the accompanying prospectus dated July 7, 2021, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Saratoga Investment Corp.

Title of the Securities:	8.125% Notes due 2027 (the “Notes”)

Private Rating*:	Egan-Jones Ratings Company: BBB+

Initial Aggregate Principal Amount Being Offered:	$52,500,000

Option to Purchase Additional Notes:	Up to an additional $7,875,000 aggregate principal amount of Notes within 30 days

Underwriting Discount:	$0.78125 per Note; $1,640,625 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $50,859,375 total (assuming the over-allotment option is not exercised)

Initial Public Offering Price:	100% of aggregate principal amount

Denominations:	Issue the Notes in denominations of $25.000 and integral multiples of $25.000 in excess thereof

Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.

Type of Note:	Fixed rate note

Coupon Rate:	8.125% per annum

Day Count:	30/360

Trade Date: Settlement Date**:	December 6, 2022 December 13, 2022

Stated Maturity Date:	December 31, 2027

Date Interest Starts Accruing:	December 13, 2022

Interest Payment Date:	Every February 28, May 31, August 31 and November 30, beginning February 28, 2023. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including December 13, 2022 to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	February 15, May 15, August 15, and November 15, beginning February 15, 2023

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after December 13, 2024 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Listing:	Issuer intends to list the Notes on the New York Stock Exchange, within 30 days of the original issue date under the trading symbol "SAY."

CUSIP / ISIN:	80349 877/US80349A8779

Joint Book-Running Managers: Lead Managers: Co-Managers:

Ladenburg Thalmann & Co. Inc.

B. Riley Securities, Inc.

Oppenheimer & Co., Inc.

Compass Point Research & Trading, LLC

InspereX LLC

Janney Montgomery Scott LLC

William Blair & Company, L.L.C.

Hovde Group, LLC

Maxim Group LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus, the accompanying prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company or any of the following investment banks: Ladenburg Thalmann, Attn: Syndicate Department, 640 Fifth Avenue, 4th Floor, New York, NY 10019 (telephone number 1-800-573-2541), or by e-mailing prospectus@ladenburg.com; B. Riley Securities, Inc., 299 Park Avenue, 21st Floor, New York, NY 10171 by emailing at prospectuses@brileyfin.com; and Oppenheimer & Co. Inc., Attn: Syndicate Prospectus Department, 85 Broad Street, New York, NY 10004 or by e-mailing at FixedIncomeProspectus@opco.com.